UNITED STATES
                          OFFICE OF THRIFT SUPERVISION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                              THE YORK GROUP, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    986632107
                                 (CUSIP Number)

                                  June 30, 1999
             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.  986632107

1        Names of Reporting Persons or
         S.S. or I.R.S. Identification Nos. of Above Person

                  Alan H. Elder

2        Check the Appropriate Box                   (a) [  ]
         if a Member of a Group                      (b) [  ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  U.S.A.

NUMBER OF                  5        Sole Voting Power
SHARES
BENEFICIALLY                        859,659
OWNED BY
EACH                       6        Shared Voting Power
REPORTING
PERSON WITH                         0

                           7        Sole Dispositive Power

                                    859,659

                           8        Shared Dispositive Power

                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                       859,659

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                  Not Applicable

11       Percent of Class Represented by Amount in Row (9)

                  9.6%

12       Type of Reporting Person
                  IN

Item 1 (a)        Name of Issuer:

                           The York Group, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                           8554 Katy Freeway
                           Suite 200
                           Houston, Texas 77024

Item 2 (a)        Name of Person Filing:

                           Alan H. Elder

Item 2 (b) Address of Principal Business Office, or if none, Residence:

                           1620 Rich Road
                           Richmond, Indiana 47374

Item 2 (c)        Citizenship:

                           United States

Item 2 (d)        Title of Class of Securities:

                           Common Stock

Item 2 (e)        CUSIP Number:

                           986632107

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

   A.  [  ]    Broker or Dealer registered under Section 15 of the Act

   B.  [  ]    Bank as defined in section 3(a)(6) of the Act

   C.  [  ]    Insurance Company as defined in section 3(a)(19) of the Act

   D.  [  ]    Investment company registered under section 8 of the Investment
               Company Act

   E.  [  ]    An investment adviser in accordance with
               Section 240.13d-1(b)(1)(1)(ii)(E)

   F.  [  ]    An Employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F)

   G.  [  ]    A parent holding company or control person in accordance with
               Section 240.13d-1(b)(ii)(G)

   H.  [  ]    A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act

   I.  [  ]    A church plan that is excluded from the  definition of an
               investment  company under Section 3(c)(14) of the Investment
               Company Act of 1940

   J.  [  ]    Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

If this statement is being filed pursuant to Section 240.13d-1(c), check this box [x]

Item 4   Ownership:

    (a)      Amount Beneficially Owned:859,659
    (b)      Percent of Class: 9.6%
    (c)      Number of shares as to which the person has:
             (i)    sole power to vote or to direct the vote:         859,659
             (ii)   shared power to vote or to direct the vote:             0
             (iii)  sole power to dispose or to direct the
                    disposition of:                                   859,659
             (iv)   shared power to dispose or to direct the
                    disposition of:                                         0

     The Reporting Person owns directly 132,867 shares of the Issuer's Common Stock (the "Common Shares"). A limited liability company for which the Reporting Person serves as the managing member owns 107,192 Common Shares. On June 30, 1999, the Reporting Person was appointed the proxy for the holder of all of the voting shares of the Elder Group, Inc., which in turn owns 619,600 Common Shares and which previously filed a Schedule 13G reporting beneficial ownership of such Common Shares.

Item 5 Ownership of Five Percent or less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

     As disclosed in response to Item 4 above, 619,600 Common Shares are owned by a corporation which also has filed a Schedule 13G with respect to beneficial ownership of such shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
         Company:

         Not Applicable

Item 8   Identification and Classification of Members of the Group:

         Not Applicable

Item 9   Notice of Dissolution of Group:

         Not Applicable

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 1999



                                                 /s/ Alan H. Elder
                                                 Alan H. Elder